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       As filed with the Securities and Exchange Commission on May 8, 2002

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                  SCHEDULE TO/A
                                (FINAL AMENDMENT)

                                 (Rule 14D-100)

  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                   FREEPORT MCMORAN OIL AND GAS ROYALTY TRUST
                       (Name of Subject Company (Issuer))

                           TEXAS STANDARD OIL COMPANY
                       (Name of Filing Persons (Offeror))

                          UNITS OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                    356713107
                      (CUSIP Number of Class of Securities)

                                  CHIP LANGSTON
                         Nine Greenway Plaza, Suite 3040
                              Houston, Texas 77046

                                 (713) 547-2000
             (Name,address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing person)

                                   Copies to:
                               GEORGE G. YOUNG III
                              HAYNES AND BOONE, LLP
                        1000 LOUISIANA STREET, SUITE 4300
                              HOUSTON, TEXAS 77002
                            TELEPHONE: (713) 547-2000
                           (713) 547-2600 (FACSIMILE)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  Third-party tender offer subject to Rule 14d-1.
[ ]  Issuer tender offer subject to Rule 13e-4.
[ ]  Going-private transaction subject to Rule 13e-3.
[ ]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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         This Amendment No. 1 constitutes the final amendment to the Tender
Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on January 10, 2002 by Texas Standard Oil Company, a Texas corporation ("TEXAS STANDARD"), relating to Texas Standard's offer to exchange one (1) share of its common stock, $.01 par value ("COMMON STOCK") for every 20 units of beneficial interest ("UNITS") of the Freeport-McMoRan Oil and Gas Royalty Trust, a Texas trust (the "TRUST") tendered by record holders of Units (the "EXCHANGE OFFER"), upon the terms and subject to the conditions set forth in the Prospectus (the "PROSPECTUS") dated April 3, 2002 forming a part of the Registration Statement on Form S-4 filed by Texas Standard on January 10, 2002, as amended, and the related letter of transmittal, that was sent to holders of Units.

ITEMS 1, 4 AND 11.

         Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by the addition of the following:

         It was a condition of the Exchange Offer that holders of Units representing at least 50% of the total outstanding Units validly tender and not withdraw their Units prior to 5:00 p.m. on May 6, 2002 (the "EXPIRATION DATE"). This condition was not satisfied. According to Securities Transfer Corporation, the exchange agent for the Exchange Offer, 4,461,064 Units were tendered prior to the Expiration Date, constituting approximately 29.8% of the 14,975,390 outstanding Units. Accordingly, the Exchange Offer has lapsed in accordance with its terms, and Texas Standard will not exchange any Common Stock for Units tendered prior to the Expiration Date. All tendered Units will be returned to Unitholders as soon as possible as described in the Prospectus.






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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2002

                                 TEXAS STANDARD OIL COMPANY


                                 By: /s/ Timothy M. Roberson
                                    --------------------------------------------
                                    Timothy M. Roberson, Chief Executive Officer
                                    and President





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                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
(a)(1) Prospectus relating to Common Stock and Warrants of Texas Standard to be issued in the Exchange Offer. (Incorporated by reference to the Registration Statement on Form S-4 filed with the SEC by Texas Standard Oil Company on January 10, 2002)

(a)(2)          Form of Letter to Record Holders (Incorporated by reference to
                Exhibit 99.1 of the Registration Statement on Form S-4 filed with the SEC by Texas Standard Oil Company on January 10, 2002)

(a)(3)          Form of Letter to Clients (Incorporated by reference to Exhibit
                99.2 of the Registration Statement on Form S-4 filed with the SEC by Texas Standard Oil Company on January 10, 2002)

(a)(4) Form of Letter of Transmittal. (Incorporated by reference to Exhibit 99.3 of the Registration Statement on Form S-4 filed with the SEC by Texas Standard Oil Company on January 10, 2002)